UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 5, 2024

Commission File Number: 001-40286
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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

GENERAL

On February 5, 2024, Arrival (“Arrival”) announced that Simon Edel, Alan Hudson and Sam Woodward of EY-Parthenon’s Turnaround and Restructuring Strategy team were appointed as joint administrators (the “Administrators”) of Arrival UK Ltd and Arrival Automotive UK Limited (the “Companies”), both subsidiaries of Arrival. The Administrators are now exploring options for the sale of the business and assets of the Companies, including the electric vehicle platforms, software, intellectual property and R&D assets for the benefit of creditors. Arrival’s other subsidiaries will continue to operate as usual outside the administration process. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on February 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: February 5, 2024

Exhibit 99.1

ARRIVAL Announces Appointment of Administrators For Arrival UK Limited and Arrival Automotive UK Limited
LUXEMBOURG, February 5, 2024 — Arrival (“Arrival”) today announced that Simon Edel, Alan Hudson and Sam Woodward of EY-Parthenon’s Turnaround and Restructuring Strategy team were appointed as joint administrators (the “Administrators”) of Arrival UK Ltd and Arrival Automotive UK Limited (the “Companies”), both subsidiaries of Arrival. All of Arrival’s other subsidiaries will continue their activities as usual outside of the administration process.
The Administrators are now exploring options for the sale of the business and assets of the Companies, including the electric vehicle platform, software, intellectual property and R&D assets, for the benefit of creditors.
About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival is a joint stock company governed by Luxembourg law.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws related to Arrival’s intentions regarding the above matters. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Arrival Contacts:

Media
pr@arrival.com

Investors
IR@arrival.com